SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

23 March 2023

Prudential plc Annual Report and Accounts 2022 and Form 20-F

Prudential plc (“Prudential”) today announces that its Annual Report and Accounts 2022 (“Annual Report”) is available to view on the Group's website at https://www.prudentialplc.com/ This follows the release on 15 March 2023 of the audited results for the year ended 31 December 2022.

The annual report on Form 20-F will be filed shortly with the Securities and Exchange Commission. Copies of the Annual Report 2022 and Form 20-F will be available for inspection in due course at: https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

Prudential is aiming to post printed copies of the Annual Report on or around 21 April 2023 to those shareholders who have requested it. The ESG Report for the year ended 31 December 2022 is included in full in the Annual Report, and is also available to view on the Group's website https://www.prudentialplc.com/en/esg

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people’s wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact:

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary